UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04006165

January 19, 2004

J. Christopher Clifton
Assistant Counsel
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272-0001

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-19-2004

Re: PPG Industries, Inc.
Incoming letter dated December 10, 2003

Dear Mr. Clifton:

This is in response to your letters dated December 10, 2003 and January 13, 2004 concerning the shareholder proposal submitted to PPG by Lucinda Collins. We have also received a letter on the proponent's behalf dated December 29, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Lucinda C. Collins
59 Fourth Avenue
New York, NY 10003

Susan L. Hall, Esq.
2818 Connecticut Avenue, N.W.
Washington, DC 20008

PPG Industries

PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272-0001 USA

Telephone: (412) 434-3312
Facsimile: (412) 434-2490
Email: cclifton@ppg.com

J. Christopher Clifton
Assistant Counsel
Corporate Law Department

December 10, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal of Lucinda C. Collins

Ladies and Gentlemen:

PPG Industries, Inc. (referred to herein as the "Company," "PPG" or "we") has received a letter from Lucinda C. Collins (the "Proponent") containing a shareholder proposal (the "Proposal") for inclusion in the Company's proxy materials in respect of the Company's 2004 Annual Meeting of Shareholders (the "2004 Proxy Materials"). The Proposal requests that the 2004 Proxy Materials include the following proposed resolution:

> "NOW, THEREFORE, BE IT RESOLVED that the shareholders of PPG request that the Board:
>
> 1. Issue a policy statement publicly committing to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated *in vitro* alternatives."

This letter is to inform you of our intention to exclude the Proposal from the 2004 Proxy Materials in reliance upon Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Specifically, we believe the Proposal may be excluded pursuant to Rule 14a-8(i)(10) for the reasons discussed below.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin 14 (CF), enclosed herewith are five additional copies of this letter, six copies of the Proposal, as revised, and six copies of all other correspondence that has been exchanged between the Proponent (acting through her designated representative, Susan L. Hall, Esq.) and PPG. In addition, please be advised that, pursuant to Rule 14a-8(j), a copy of this letter together with a copy of each of the other enclosures described above is being mailed on the date hereof to the Proponent and the Proponent's designated representative, Ms. Hall. Lastly, please be advised that we intend to file our definitive proxy statement and form of proxy in respect of our 2004 Annual Meeting of Shareholders on or after March 5, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted no later than 80 calendar days before PPG files such materials with the Commission.

DISCUSSION:

The Proposal Has Already Been Substantially Implemented (Rule 14a-8(i)(10)).

The Proposal requests that the Company issue a public policy statement containing two basic elements: (i) committing to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and (ii) generally committing to the elimination of product testing on animals in favor of validated *in vitro* alternatives. Pursuant to Rule 14a-8(i)(10), a shareholder proposal may be properly excluded from a company's proxy materials "if the company has already substantially implemented the proposal." Thus, the relevant question for determining whether the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10) is whether the Proposal has been "substantially implemented" by PPG. We believe that we have satisfied the substantial implementation test of Rule 14a-8(i)(10) for the reasons discussed below.

First, PPG has had a long-standing policy of minimizing or avoiding animal testing wherever possible. To that end, we have historically endeavored to use alternatives to animal testing when such alternatives were scientifically valid and predictive and acceptable to regulatory bodies, whether such alternatives involved *in vitro* testing or otherwise. In addition, we have endorsed research to reduce, refine or replace the need for animal testing altogether. Of course, when scientifically valid and predictive alternatives to animal testing are available and are acceptable to regulatory bodies, it is and has been our policy to evaluate such alternatives based on various criteria and to select the alternative best suited to meeting our internal and external requirements.

Second, we have revised our internal animal welfare policy described above to specifically identify *in vitro* testing as a possible alternative to be considered in connection with evaluating alternatives for the types of tests specified by the Proponent. Our animal welfare policy reads in relevant part as follows:

> "PPG is firmly committed to using alternatives to animal testing, including, without limitation, *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, when such alternatives are scientifically valid and predictive and acceptable to regulatory bodies. When animal testing is necessary, PPG is committed to using study designs that maximize the amount of information derived per test while minimizing the

aggregate number of animals subjected to testing. PPG is equally committed to conducting animal testing in the most humane manner available."

Additionally, our Environment, Health and Safety Committee (the "EH&S Committee") has formally endorsed the above animal welfare policy. The EH&S Committee is a committee whose members are appointed by our Board of Directors and that is chaired by our President and Chief Operating Officer, who also serves as a director of the Company. The EH&S Committee has been delegated broad responsibility to establish policies, programs and procedures to ensure that the Company is in compliance, worldwide, with all applicable environmental, health, medical, product liability and safety laws, rules, regulations and policies. Following review and endorsement of the above animal welfare policy (six copies of which are enclosed herewith in its entirety), the EH&S Committee authorized the public dissemination thereof. We have publicly disseminated the above animal welfare policy by posting it to our Internet website at http://www.ppg.com under the Environment, Health & Safety page.

We believe the Proposal has been substantially implemented by virtue of our substantial compliance with the essential elements of the Proposal; i.e., the issuance by PPG of a public policy statement that has been formally endorsed by a Board-appointed committee chaired by an officer and director of the Company and that, subject only to required conditions, is even broader than, and more inclusive of, the two basic elements contained in the Proposal. Specifically, our animal welfare policy explicitly states that "PPG is firmly committed to using alternatives to animal testing, including, without limitation, *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, when such alternatives are scientifically valid and predictive and acceptable to regulatory bodies."

In support of our assertion that we have satisfied the substantial implementation test of Rule 14a-8(i)(10), we direct your attention to Woolworth Corporation (April 11, 1991) wherein the Division stated that it would not recommend enforcement action against Woolworth Corporation ("Woolworth") based upon its position that Woolworth had already substantially implemented the proposal at issue. We believe the facts in Woolworth are analogous to the facts in the present case and we note that the proposal in Woolworth generally related to animal welfare issues similar to the Proposal. We also note that the Division has more recently honored requests for "no action" relief based upon the Division's view that the proposals at issue, although not involving issues of animal welfare, had already been substantially implemented. See, e.g., Intel Corporation (March 11, 2003), Archon Corporation (March 10, 2003) and E.I. du Pont de Nemours and Company (February 18, 2003).

CONCLUSION

We believe that the Proposal may be omitted from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has already been substantially implemented by

PPG. Accordingly, we hereby respectfully request your concurrence with our view that the Proposal is properly excludable and your assurance that enforcement action will not be recommended if we omit the Proposal from the 2004 Proxy Materials.

Thank you for your time and attention to this matter. We look forward to your response.

Yours very truly,

PPG INDUSTRIES, INC.

J. Christopher Clifton
Assistant Counsel

Enclosures

cc: Lucinda C. Collins
Susan L. Hall, Esq.

JCC:bjs

SHAREHOLDERS' RESOLUTION

This Stockholder Proposal is submitted by Lucinda C. Collins, owner of 5,495 shares of PPG Industries, Inc. ("PPG" or "the Company") common stock.

This proposal relates to PPG 's policies with respect to corporate stewardship, human health, good science, and animal welfare. Given the availability of five validated non-animal (*in vitro*) tests for assessing dermal and pyrogenic effects, PPG should commit to using these *in vitro* methods in place of animal testing.

WHEREAS, the Company should demonstrate its commitment to the highest ethical standards in its business practices including i) protecting the public health, and ii) promoting good science and eliminating unnecessary and painful animal experiments by using available, validated *in vitro* assays for testing PPG 's products;

NOW, THEREFORE, BE IT RESOLVED that the shareholders of PPG request that the Board:

1. Issue a policy statement publicly committing to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated *in vitro* alternatives.

Supporting Statement: Testing for skin corrosion, irritation, and absorption, phototoxicity, and pyrogenicity on animals is no longer necessary. These endpoints can be tested using non-animal methods.

Testing for skin corrosion can be accomplished using skin equivalent tests such as EpiDerm™ and EpiSkin™. In the animal test, rabbits are locked into full body restraints and the chemical is applied to shaved skin for several hours. Canada, the European Union, and most countries in the Organization for Economic Cooperation and Development (OECD) have accepted the *in vitro* tests as total replacements for animal tests.

The rate of chemical absorption through the skin can be determined using isolated human skin tissue instead of applying substances to the skin of living animals. This *in vitro* approach has been accepted as an OECD Test Guideline, and in several European countries is the default approach for skin absorption testing.

Once a chemical has been determined to be non-corrosive, its potential to cause mild irritation can be tested using a clinical skin patch test. Regulators in Canada accept the use of clinical skin-patch test volunteers as a valid replacement for animal based skin irritation testing.

Phototoxicity, an inflammatory reaction caused by the interaction of a chemical with sunlight, can be evaluated using the 3T3 Neutral Red Uptake ("NRU") test. The animal based test involves applying different concentrations of a chemical on the shaved skin of guinea pigs, and exposing half of the animals to ultraviolet radiation for at least two hours. The NRU test has been accepted throughout Europe and by the OECD as the official test guideline for phototoxicity.

Pyrogenicity refers to the inflammatory reaction and fever that can occur when certain intravenous drugs and pharmaceutical products interact with the immune system. The animal test consists of locking rabbits in full-body

restraints, injecting test substances into their blood stream, and monitoring temperature. The *in vitro* pyrogen test validated in Europe as a total replacement for the rabbit test, involves using blood donated by healthy human donors. The *in vitro* test is more accurate, and the results more quickly attainable.



PPG EHS Process

Animal Welfare Policy

Background:

PPG Industries, Inc. ("PPG") has as core values the protection of the safety and health of its employees, customers and neighbors and of the environment in which our products are manufactured and used. In developing environmental and toxicological data consistent with these core values, PPG first seeks to identify existing information by searching databases and internal company reports. If and only if the results of this effort do not satisfy our internal, external and regulatory requirements, alternative types of additional testing are considered. Animal testing can be an important component of this additional work, although it is and has been PPG's practice to minimize or avoid animal testing wherever possible.

The ability to protect human health and the environment depends on scientific research. Animal testing is a scientifically valid means of collecting data that is necessary in order to predict the effects a chemical may have on humans and other species – information that domestic and international policymakers, the public and manufacturers require in order to ensure public health and safety.

Although PPG endorses research to reduce, refine or replace the need for animal testing, reliable alternatives to animal testing are not presently available for every type of toxicity testing now required. For a number of years, PPG has worked closely with the U.S. Environmental Protection Agency (the "EPA") in the EPA's Pollution Prevention (P2) initiative. This effort has pioneered industry's use of EPA's computer-based information systems to provide screening estimates of chemical toxicity so as to eliminate certain animal tests. In addition, a significant proportion of PPG's animal testing is conducted in association with industry consortia (groups of companies producing the same chemical) – a strategy intended to reduce the aggregate number of animals subjected to testing when developing required information on a chemical.

Policy:

PPG is firmly committed to using alternatives to animal testing, including, without limitation, *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, when such alternatives are scientifically valid and predictive and acceptable to regulatory bodies. When animal testing is necessary, PPG is committed to using study designs that maximize the amount of information derived per test while minimizing the aggregate number of animals subjected to testing. PPG is equally committed to conducting animal testing in the most humane manner available.

PPG Industries

PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272
Telephone: (412) 434-3312
Fax: (412) 434-2490
cclifton@ppg.com

J. Christopher Clifton
Assistant Counsel

FACSIMILE COVER SHEET

DATE: December 8, 2003

TO: Susan L. Hall, Esq.
TELEPHONE: (202) 518-2505
FAX NUMBER: (202) 518-8880

NO. OF PAGES (INCLUDING COVER): 2

Message: As discussed, attached please find a copy of PPG's Animal Welfare Policy as formally endorsed earlier today by our Environment, Health & Safety Committee.

Regards,

J. Christopher Clifton

If you experience difficulties in receiving this transmission,
contact Bev Stonick at 412-434-7618.

PPG Industries, Inc. One PPG Place Pittsburgh, Pennsylvania 15272

ANIMAL WELFARE POLICY

BACKGROUND:

PPG Industries, Inc. ("PPG") has as core values the protection of the safety and health of its employees, customers and neighbors and of the environment in which our products are manufactured and used. In developing environmental and toxicological data consistent with these core values, PPG first seeks to identify existing information by searching databases and internal company reports. If and only if the results of this effort do not satisfy our internal, external and regulatory requirements, alternative types of additional testing are considered. Animal testing can be an important component of this additional work, although it is and has been PPG's practice to minimize or avoid animal testing wherever possible.

The ability to protect human health and the environment depends on scientific research. Animal testing is a scientifically valid means of collecting data that is necessary in order to predict the effects a chemical may have on humans and other species – information that domestic and international policymakers, the public and manufacturers require in order to ensure public health and safety.

Although PPG endorses research to reduce, refine or replace the need for animal testing, reliable alternatives to animal testing are not presently available for every type of toxicity testing now required. For a number of years, PPG has worked closely with the U.S. Environmental Protection Agency (the "EPA") in the EPA's Pollution Prevention (P2) initiative. This effort has pioneered industry's use of EPA's computer-based information systems to provide screening estimates of chemical toxicity so as to eliminate certain animal tests. In addition, a significant proportion of PPG's animal testing is conducted in association with industry consortia (groups of companies producing the same chemical) – a strategy intended to reduce the aggregate number of animals subjected to testing when developing required information on a chemical.

POLICY:

PPG is firmly committed to using alternatives to animal testing, including, without limitation, *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, when such alternatives are scientifically valid and predictive and acceptable to regulatory bodies. When animal testing is necessary, PPG is committed to using study designs that maximize the amount of information derived per test while minimizing the aggregate number of animals subjected to testing. PPG is equally committed to conducting animal testing in the most humane manner available.

FAX COVERSHEET

SUSAN L. HALL, Esq.
2818 Connecticut Avenue, N.W.
Washington, D.C. 20008
(202) 518-2505

To: J. Christopher Clifton Fax No.: 412-434-2490

From: SUSAN L. HALL

Date: November 17, 2003

Total number of pages including this coversheet: 5

Message: I am in receipt of your letter dated November 14, 2003, which you faxed to me today, November 17th. Attached to this fax is a letter signed by Rick Wayne, Senior Vice President of PNC Advisors, along with the revised shareholder resolution submitted by Lucinda Collins. Please advise me if you will accept the facsimile transmission of these documents or if we need to forward them to you by mail. Thank you.

PNC ADVISORS

November 11, 2003

J. Christopher Clifton
Assistant Counsel
Corporate Law Department
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272-0001

Re: Shareholder Resolution proposed by Lucinda Collins

Dear Mr. Clifton:

In response to your letter to Susan L. Hall, Esq. dated November 10, 2003, please be advised as follows.

PNC is the record holder of 5,495 shares of PPG Industries, Inc. common stock held on behalf of Lucinda Collins. Ms. Collins acquired these shares in 1988 and has held them continuously for a period of one year prior to the date she submitted her shareholder proposal. At the time she submitted her proposal, Ms. Collins held these shares and intends to continue holding them through the date of the 2004 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you,

Rick Wayne
Senior Vice President
215-585-6390

A member of The PNC Financial Services Group
1600 Market Street Philadelphia Pennsylvania 19103
www.pncbank.com

SHAREHOLDERS' RESOLUTION

This Stockholder Proposal is submitted by Lucinda C. Collins, owner of 5,495 shares of PPG Industries, Inc. ("PPG" or "the Company") common stock.

This proposal relates to PPG 's policies with respect to corporate stewardship, human health, good science, and animal welfare. Given the availability of five validated non-animal (*in vitro*) tests for assessing dermal and pyrogenic effects, PPG should commit to using these *in vitro* methods in place of animal testing.

WHEREAS, the Company should demonstrate its commitment to the highest ethical standards in its business practices including i) protecting the public health, and ii) promoting good science and eliminating unnecessary and painful animal experiments by using available, validated *in vitro* assays for testing PPG 's products;

NOW, THEREFORE, BE IT RESOLVED that the shareholders of PPG request that the Board:

1. Issue a policy statement publicly committing to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated *in vitro* alternatives.

Supporting Statement: Testing for skin corrosion, irritation, and absorption, phototoxicity, and pyrogenicity on animals is no longer necessary. These endpoints can be tested using non-animal methods.

Testing for skin corrosion can be accomplished using skin equivalent tests such as EpiDerm™ and EpiSkin™. In the animal test, rabbits are locked into full body restraints and the chemical is applied to shaved skin for several hours. Canada, the European Union, and most countries in the Organization for Economic Cooperation and Development (OECD) have accepted the *in vitro* tests as total replacements for animal tests.

The rate of chemical absorption through the skin can be determined using isolated human skin tissue instead of applying substances to the skin of living animals. This *in vitro* approach has been accepted as an OECD Test Guideline, and in several European countries is the default approach for skin absorption testing.

Once a chemical has been determined to be non-corrosive, its potential to cause mild irritation can be tested using a clinical skin patch test. Regulators in Canada accept the use of clinical skin-patch test volunteers as a valid replacement for animal based skin irritation testing.

Phototoxicity, an inflammatory reaction caused by the interaction of a chemical with sunlight, can be evaluated using the 3T3 Neutral Red Uptake ("NRU") test. The animal based test involves applying different concentrations of a chemical on the shaved skin of guinea pigs, and exposing half of the animals to ultraviolet radiation for at least two hours. The NRU test has been accepted throughout Europe and by the OECD as the official test guideline for phototoxicity.

Pyrogenicity refers to the inflammatory reaction and fever that can occur when certain intravenous drugs and pharmaceutical products interact with the immune system. The animal test consists of locking rabbits in full-body

restraints, injecting test substances into their blood stream, and monitoring temperature. The *in vitro* pyrogen test validated in Europe as a total replacement for the rabbit test, involves using blood donated by healthy human donors. The *in vitro* test is more accurate, and the results more quickly attainable.

PPG Industries

PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272
Telephone: (412) 434-3312
Fax: (412) 434-2490
cclifton@ppg.com

J. Christopher Clifton
Assistant Counsel

FACSIMILE COVER SHEET

DATE: November 17, 2003

TO: Susan L. Hall, Esq.
FAX NUMBER: (202) 518-2505

NO. OF PAGES (INCLUDING COVER): 2

Message: Please see attached.

If you experience difficulties in receiving this transmission, contact Bev Stonick at 412-434-7618.

PPG Industries

PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272-0001 USA

Telephone: (412) 434-3312
Fax: (412) 434-2490
cclifton@ppg.com

J. Christopher Clifton
Assistant Counsel
Corporate Law Department

November 14, 2003

VIA FACSIMILE

Susan L. Hall, Esq.
2818 Connecticut Avenue, N.W.
Washington, D.C. 20008

Re: Proposed Shareholder Resolution for Inclusion in 2004 Proxy Statement

Dear Ms. Hall:

We are in receipt of your facsimile transmission dated November 12, 2003 regarding Lucinda C. Collins' proposed shareholder resolution. As you requested, we are hereby notifying you that the draft documents included with your facsimile transmission appear to adequately address and correct the procedural deficiencies identified in our letter to you dated November 10, 2003. Please be advised, however, that we believe adequate grounds exist under Rule 14a-8(i) to exclude Ms. Collins' proposal from PPG Industries, Inc.'s ("PPG") 2004 proxy statement. Accordingly, we reserve the right to request "no-action" relief from the Commission in accordance with Rule 14a-8(j) should her proposal be re-submitted.

Thank you for your time and attention to this matter. As always, we appreciate Ms. Collins' continued interest in PPG.

Yours very truly,

J. Christopher Clifton

cc: Michael C. Hanzel, Esq.

FAX COVERSHEET

SUSAN L. HALL, Esq.
2818 Connecticut Avenue, N.W.
Washington, D.C. 20008
(202) 518-2505

To: J. Christopher Clifton Fax No.: 412-434-2490

From: SUSAN L. HALL

Date: November 12, 2003

Total number of pages including this coversheet: 5

Message: We are in receipt of your letter dated November 10, 2003 in connection with the Shareholder Resolution proposed by PPG shareholder Lucinda Collins. Attached to this fax is a revised Resolution and a draft proposed letter from PNC. Please advise me if these are satisfactory to PPG and we will formally resubmit them. Thank you.

PNC ADVISORS

November 11, 2003

DRAFT

J. Christopher Clifton
Assistant Counsel
Corporate Law Department
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272-0001

Re: Shareholder Resolution proposed by Lucinda Collins

Dear Mr. Clifton:

In response to your letter to Susan L. Hall, Esq. dated November 10, 2003, please be advised as follows.

PNC is the record holder of 5,495 shares of PPG Industries, Inc. common stock held on behalf of Lucinda Collins. Ms. Collins acquired these shares in 1988 and has held them continuously for a period of one year prior to the date she submitted her shareholder proposal. Ms. Collins held these shares at the time she submitted her shareholder proposal to PPG Industries, Inc.

If you have any further questions, please do not hesitate to contact me.

Thank you,

DRAFT

Julie Infanti
215-585-6408

DRAFT

SHAREHOLDERS' RESOLUTION

This Stockholder Proposal is submitted by Lucinda C. Collins, owner of 5,495 shares of PPG Industries, Inc. ("PPG" or "the Company") common stock.

This proposal relates to PPG 's policies with respect to corporate stewardship, human health, good science, and animal welfare. Given the availability of five validated non-animal (*in vitro*) tests for assessing dermal and pyrogenic effects, PPG should commit to using these *in vitro* methods in place of animal testing.

WHEREAS, the Company should demonstrate its commitment to the highest ethical standards in its business practices including i) protecting the public health, and ii) promoting good science and eliminating unnecessary and painful animal experiments by using available, validated *in vitro* assays for testing PPG 's products;

NOW, THEREFORE, BE IT RESOLVED that the shareholders of PPG request that the Board:

1. Issue a policy statement publicly committing to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated *in vitro* alternatives.

Supporting Statement: Testing for skin corrosion, irritation, and absorption, phototoxicity, and pyrogenicity on animals is no longer necessary. These endpoints can be tested using non-animal methods.

Testing for skin corrosion can be accomplished using skin equivalent tests such as EpiDerm™ and EpiSkin™. In the animal test, rabbits are locked into full body restraints and the chemical is applied to shaved skin for several hours. Canada, the European Union, and most countries in the Organization for Economic Cooperation and Development (OECD) have accepted the *in vitro* tests as total replacements for animal tests.

The rate of chemical absorption through the skin can be determined using isolated human skin tissue instead of applying substances to the skin of living animals. This *in vitro* approach has been accepted as an OECD Test Guideline, and in several European countries is the default approach for skin absorption testing.

Once a chemical has been determined to be non-corrosive, its potential to cause mild irritation can be tested using a clinical skin patch test. Regulators in Canada accept the use of clinical skin-patch test volunteers as a valid replacement for animal based skin irritation testing.

Phototoxicity, an inflammatory reaction caused by the interaction of a chemical with sunlight, can be evaluated using the 3T3 Neutral Red Uptake ("NRU") test. The animal based test involves applying different concentrations of a chemical on the shaved skin of guinea pigs, and exposing half of the animals to ultraviolet radiation for at least two hours. The NRU test has been accepted throughout Europe and by the OECD as the official test guideline for phototoxicity.

Pyrogenicity refers to the inflammatory reaction and fever that can occur when certain intravenous drugs and pharmaceutical products interact with the immune system. The animal test consists of locking rabbits in full-body

restraints, injecting test substances into their blood stream, and monitoring temperature. The *in vitro* pyrogen test validated in Europe as a total replacement for the rabbit test, involves using blood donated by healthy human donors. The *in vitro* test is more accurate, and the results more quickly attainable.

PPG Industries

PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272-0001 USA

Telephone: (412) 434-3312
Fax: (412) 434-2490
cclifton@ppg.com

J. Christopher Clifton
Assistant Counsel
Corporate Law Department

November 10, 2003

Susan L. Hall, Esq.
2818 Connecticut Avenue, N.W.
Washington, D.C. 20008

Re: Proposed Shareholder Resolution for Inclusion in 2004 Proxy Statement

Dear Ms. Hall:

We are in receipt of a letter from Lucinda C. Collins dated October 16, 2003 pursuant to which Ms. Collins has submitted a shareholder proposal for inclusion in the 2004 proxy statement of PPG Industries, Inc. ("PPG"). A copy of Ms. Collins' letter (together with the enclosures therewith) is enclosed for your reference. We at PPG appreciate and are sensitive to the concerns raised by Ms. Collins regarding animal welfare and public health.

The protection of the safety and health of our employees, customers and neighbors and the protection of the environment in which our products are manufactured and used are core values at PPG. In developing required environmental and toxicological data consistent with these core values, PPG first seeks to identify existing information by searching databases and internal company reports. If, and only if, the results of this effort do not satisfy our internal, external and governmental regulatory requirements, then alternative types of data collection are considered.

Although animal-based testing can be an important component of this alternative data collection, it is and has been PPG's practice to minimize or avoid animal-based testing whenever possible. The ability to protect human health and the environment depends on scientific research and data collection and, although PPG certainly endorses research to reduce, refine or replace the need for animal-based testing, reliable alternatives to such testing are not presently available for every type of toxicity test now required.

In fact, PPG has, for a number of years, worked closely with the U.S. Environmental Protection Agency (the "EPA") in the EPA's Pollution Prevention (P2) initiative. This effort has pioneered industry's use of EPA's computer-based information systems in an effort to provide screening estimates of chemical toxicity so as to eliminate certain animal-based tests. In addition, a significant proportion of the animal-based testing conducted on behalf of PPG is conducted in association with industry consortia in order to reduce the aggregate number of animals tested, and such testing incorporates test designs that maximize the amount of environmental and toxicological data derived per test, thereby reducing the aggregate number of tests performed.

PPG will continue to use alternatives to animal-based testing when such alternatives are scientifically valid and predictive and acceptable to governmental regulatory bodies. As has always been our policy, we periodically review our toxicology testing program to ensure all animal-based testing conducted on behalf of PPG is conducted in the most humane manner available, and we continually seek reliable, scientifically-validated new methods of cost effective non-animal-based toxicity testing.

We hope that Ms. Collins will consider our commitment to animal welfare and public health in determining whether to proceed with her shareholder proposal. Meanwhile, as Ms. Collins has requested, we are hereby notifying you, her designated representative, of procedural deficiencies involving her proposal in accordance with Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended. Under Rule 14a-8, any response to this notification correcting the deficiencies described below must be postmarked, or transmitted electronically, no later than fourteen calendar days from the date you receive this notification. Please forward any response to my attention at the address above.

<u>Procedural Deficiencies:</u>

1. Failure to comply with Rule 14a-8(b)(2): As Ms. Collins is not a "record" holder of PPG securities and has not otherwise filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, Rule 14a-8(b)(2) requires her to submit to PPG a written statement from the "record" holder of her PPG securities verifying that, at the time she submitted her proposal, she continuously held such securities for at least one year.

   The letter from PNC Advisors dated October 1, 2003 (the "PNC Letter") included with the proposal fails to satisfy these requirements. First, the PNC Letter fails to indicate the name of the "record" holder or to otherwise indicate that PNC Advisors is the "record" holder of her PPG securities. Second, the PNC Letter is dated October 1, 2003 and the proposal is dated October 16, 2003. Accordingly, the PNC Letter fails to verify that Ms. Collins held PPG securities at the time she submitted her proposal (i.e., October 16, 2003). Third, the PNC Letter fails to verify that Ms. Collins has continuously held her PPG securities for a period of one year prior to the date she submitted the proposal.

   To comply with Rule 14a-8(b)(2), Ms. Collins should submit to PPG a written statement from the "record" holder of her PPG securities confirming such "record" holder's status as such and verifying that, at the time she submits the proposal, she has continuously held such securities for at least one year. For more information, please refer to Staff Legal Bulletin 14 published by the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission").

2. Failure to comply with Rule 14a-8(d): Rule 14a-8(d) provides that a shareholder proposal, including any accompanying supporting statement, may not exceed 500 words. The proposal is substantially in excess of this limitation. Accordingly, to comply with Rule 14a-8(d), she should revise the proposal to ensure that it contains no more than 500 words.

3. Failure to comply with Rule 14a-8(c): Rule 14a-8(c) provides that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Upon review of the proposal, you will note it is actually three separate proposals (as illustrated by the numbered paragraphs following the recitals). To comply with Rule 14a-8(c), Ms. Collins should revise the proposal so as to limit it to only one proposal rather than three separate proposals.

As a result of the procedural deficiency discussed in Item 1 above, we are unable to evaluate Ms. Collins' eligibility under Rule 14a-8(b)(1) to submit a shareholder proposal. Accordingly, we reserve the right to evaluate her eligibility and to respond accordingly until after we have had a fair and reasonable opportunity to review a written statement submitted by her or on her behalf that satisfies the requirements of Rule 14a-8(b)(2). In addition, because we believe adequate grounds exist under Rule 14a-8(i) to exclude the proposal from PPG's 2004 proxy statement, we reserve the right to request "no-action" relief from the Commission in accordance with Rule 14a-8(j).

Thank you for your time and attention to this matter. We certainly appreciate Ms. Collins' interest in PPG and she can rest assured that we have taken and will continue to take all necessary steps to ensure animal-based testing on behalf of PPG is minimized and is conducted as humanely as possible.

Yours very truly,

J. Christopher Clifton

Enclosure
cc: Lucinda C. Collins
Michael C. Hanzel, Esq.

JCC:b

LUCINDA C. COLLINS
59 FOURTH AVENUE
NEW YORK, NEW YORK 10003

October 16, 2003

Michael C. Hanzel
Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, Pennsylvania 15272

Re: Shareholder Resolution for Inclusion in the 2004 Proxy Statement

Dear Mr. Hanzel:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2004 annual meeting. Also enclosed is a letter from PNC Advisors certifying to my ownership of 5,495 shares of PPG Industries, Inc. common stock, purchased on August 15, 1988. I have held these shares continuously for many years and intend to hold them through and including the date of the 2004 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,

Lucinda C Collins

Lucinda C. Collins

Enclosures
cc: Susan L. Hall, Esq.

RECEIVED
OCT 27 2003

PNC ADVISORS

October 1, 2003

Lucinda C. Collins
59 4th Avenue
New York, NY 10003

Dear Lucinda:

This letter is to confirm the ownership of 5,495 shares of PPG Industries Inc which were purchased on August 15, 1988.

If you have any further questions, please don't hesitate to contact me.

Thank you,

Julie Infanti
215-585-6408

PPG INDUSTRIES, INC. SHAREHOLDERS' RESOLUTION

This Stockholder Proposal is submitted by LUCINDA C. COLLINS whose address is 59 Fourth Avenue; New York, New York 10003. LUCINDA C. COLLLINS is the owner of 5,495 shares of PPG Industries, Inc. common stock. This proposal relates to PPG Industries, Inc.'s ("PPG" or "the Company") policies and procedures with respect to:

The Company's corporate stewardship and ethics in business practices relating to PPG's products, protecting workers and the public from any hazards associated with those products, and advocating good science through the use of non-animal methods for product testing; and

The availability of validated and/or internationally accepted *in vitro* assays for testing skin corrosion, skin absorption, skin irritation, phototoxicity, and pyrogenicity; and

The establishment of a Shareholder's Advisory Committee to provide recommendations to the Board of Directors regarding the foregoing.

WHEREAS, the Company should demonstrate its commitment to the highest standards of corporate stewardship and ethics in its business practices, including i) protecting both workers and consumers from injury due to exposure to any toxic substances in PPG products, ii) advocating good science, which includes the use of *in vitro* testing assays and the elimination of animal use in the testing of PPG products, and iii) the formation of a Shareholders Advisory Committee whose purpose shall be to inform, counsel and make recommendations to the Board on these important issues; and

WHEREAS, reliable, reproducible and relevant alternatives to animal testing exist in the form of various *in vitro* assays, including without limitation: i) human skin equivalent tests such as EpiDerm™ and EpiSkin™ for testing skin corrosion, ii) isolated skin tissue to measure the rate of chemical absorption through the skin; iii) skin patch tests for testing skin irritation; iv) the 3T3 Neutral Red Uptake test for phototoxicity; and v) a human blood-based test for pyrogenicity, all of which have been fully validated and/or accepted internationally; and

WHEREAS the foregoing *in vitro* assays are not only humane alternatives to primitive animal testing, but generally also less costly than utilizing live animal models;

NOW THEREFORE, BE IT RESOLVED that the shareholders of PPG Industries, Inc. request:

1. That the Board issue a policy statement publicly committing the Company to sound science in the interest of public health through the elimination of testing products on animals in favor of more reliable and less costly *in vitro* and other non-animal alternatives.
2. That the Board petition the relevant governmental regulatory agencies to permit PPG to use more reliable non-animal assays in connection with chemical and product testing generally, and specifically with reference to testing for skin corrosion, absorption, irritation, phototoxicity and pyrogenicity endpoints (as applicable to PPG products).
3. That the Board establish a Shareholders Advisory Committee consisting of balanced membership for the purpose of monitoring PPG's success in

achieving the objectives set forth above, and for the further purpose of advising and counseling the Board on these ethical, human health, and scientific issues.

Supporting Statement: Testing for skin corrosion, skin irritation, skin absorption, phototoxicity, and pyrogenicity on animals is no longer necessary. Each of these five endpoints can now be tested utilizing non-animal methods.

Testing for skin corrosion can be accomplished using validated human skin equivalent tests such as EpiDerm™ and EpiSkin™ rather than the primative and painful test typically conducted on rabbits. In the animal test, rabbits are locked into full body restraints and the chemical is applied to shaved skin on their backs for several hours. Canada, the Eurpoean Union, and virtually all member countries of the Organization for Economic Cooperation and Development (OECD) have accepted the *in vitro* tests as total replacements for animal based tests.

The rate at which a chemical is absorbed through the skin can be determined through the use of isolated human skin tissue instead of applying substances to the skin of living animals. This *in vitro* approach has been accepted as an OECD Test Guideline, and in several Eurpoean countries, has become the default approach for skin absorption rate testing.

Once a chemical has been determined to be non-corrosive, its potential to cause milder irritation can be tested in a virtually non-invasive skin patch test with the assistance of human volunteers. Regulators in Canada accept the use of human skin-patch test volunteers as a valid replacement for animal based skin irritation testing.

Phototoxicity, another inflammatory reaction caused by the interaction of a chemical with sunlight, can be evaluated utilizing the validated 3T3 Neutral Red Uptake ("NRU") phototoxicity test. The animal based test consists of applying different concentrations of a chemical on the shaved back of guinea pigs or mice, and exposing half of the animals to ultraviolet radiation for two or more hours. The *in vitro* NRU test has been accepted throughout Eurpoe and by the OECD as the official test guideline for phototoxicity.

Pyrogenicity refers to the inflammatory reaction and fever that can occur when certain intravenous drugs and pharmaceutical products interact with the immune system. The animal based test consists of locking rabbits in full-body restraints,injecting test substances into their blood stream, and monitoring temperature. The *in vitro* pyrogen test developed and validated in Europe as a total replacement for the primitive rabbit test, involves using human blood donated by healthy human donors. The *in vitro* test is more accurate, less costly, and the results are more quickly attainable.

LUCINDA C. COLLINS
59 FOURTH AVENUE
NEW YORK, NEW YORK 10003

October 16, 2003

Michael C. Hanzel
Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, Pennsylvania 15272

Re: Shareholder Resolution for Inclusion in the 2004 Proxy Statement

Dear Mr. Hanzel:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2004 annual meeting. Also enclosed is a letter from PNC Advisors certifying to my ownership of 5,495 shares of PPG Industries, Inc. common stock, purchased on August 15, 1988. I have held these shares continuously for many years and intend to hold them through and including the date of the 2004 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,

Lucinda C Collins

Lucinda C. Collins

Enclosures
cc: Susan L. Hall, Esq.

OCT 27 2003

PNC ADVISORS

October 1, 2003

Lucinda C. Collins
59 4th Avenue
New York, NY 10003

Dear Lucinda:

This letter is to confirm the ownership of 5,495 shares of PPG Industries Inc which were purchased on August 15, 1988.

If you have any further questions, please don't hesitate to contact me.

Thank you,

Julie Infanti
215-585-6408

PPG INDUSTRIES, INC. SHAREHOLDERS' RESOLUTION

This Stockholder Proposal is submitted by LUCINDA C. COLLINS whose address is 59 Fourth Avenue; New York, New York 10003. LUCINDA C. COLLLINS is the owner of 5,495 shares of PPG Industries, Inc. common stock. This proposal relates to PPG Industries, Inc.'s ("PPG" or "the Company") policies and procedures with respect to:

The Company's corporate stewardship and ethics in business practices relating to PPG's products, protecting workers and the public from any hazards associated with those products, and advocating good science through the use of non-animal methods for product testing; and

The availability of validated and/or internationally accepted *in vitro* assays for testing skin corrosion, skin absorption, skin irritation, phototoxicity, and pyrogenicity; and

The establishment of a Shareholder's Advisory Committee to provide recommendations to the Board of Directors regarding the foregoing.

WHEREAS, the Company should demonstrate its commitment to the highest standards of corporate stewardship and ethics in its business practices, including i) protecting both workers and consumers from injury due to exposure to any toxic substances in PPG products, ii) advocating good science, which includes the use of *in vitro* testing assays and the elimination of animal use in the testing of PPG products, and iii) the formation of a Shareholders Advisory Committee whose purpose shall be to inform, counsel and make recommendations to the Board on these important issues; and

WHEREAS, reliable, reproducible and relevant alternatives to animal testing exist in the form of various *in vitro* assays, including without limitation: i) human skin equivalent tests such as EpiDerm™ and EpiSkin™ for testing skin corrosion, ii) isolated skin tissue to measure the rate of chemical absorption through the skin; iii) skin patch tests for testing skin irritation; iv) the 3T3 Neutral Red Uptake test for phototoxicity; and v) a human blood-based test for pyrogenicity, all of which have been fully validated and/or accepted internationally; and

WHEREAS the foregoing *in vitro* assays are not only humane alternatives to primitive animal testing, but generally also less costly than utilizing live animal models;

NOW THEREFORE, BE IT RESOLVED that the shareholders of PPG Industries, Inc. request:

1. That the Board issue a policy statement publicly committing the Company to sound science in the interest of public health through the elimination of testing products on animals in favor of more reliable and less costly *in vitro* and other non-animal alternatives.
2. That the Board petition the relevant governmental regulatory agencies to permit PPG to use more reliable non-animal assays in connection with chemical and product testing generally, and specifically with reference to testing for skin corrosion, absorption, irritation, phototoxicity and pyrogenicity endpoints (as applicable to PPG products).
3. That the Board establish a Shareholders Advisory Committee consisting of balanced membership for the purpose of monitoring PPG's success in

achieving the objectives set forth above, and for the further purpose of advising and counseling the Board on these ethical, human health, and scientific issues.

Supporting Statement: Testing for skin corrosion, skin irritation, skin absorption, phototoxicity, and pyrogenicity on animals is no longer necessary. Each of these five endpoints can now be tested utilizing non-animal methods.

Testing for skin corrosion can be accomplished using validated human skin equivalent tests such as EpiDerm™ and EpiSkin™ rather than the primative and painful test typically conducted on rabbits. In the animal test, rabbits are locked into full body restraints and the chemical is applied to shaved skin on their backs for several hours. Canada, the Eurpoean Union, and virtually all member countries of the Organization for Economic Cooperation and Development (OECD) have accepted the *in vitro* tests as total replacements for animal based tests.

The rate at which a chemical is absorbed through the skin can be determined through the use of isolated human skin tissue instead of applying substances to the skin of living animals. This *in vitro* approach has been accepted as an OECD Test Guideline, and in several Eurpoean countries, has become the default approach for skin absorption rate testing.

Once a chemical has been determined to be non-corrosive, its potential to cause milder irritation can be tested in a virtually non-invasive skin patch test with the assistance of human volunteers. Regulators in Canada accept the use of human skin-patch test volunteers as a valid replacement for animal based skin irritation testing.

Phototoxicity, another inflammatory reaction caused by the interaction of a chemical with sunlight, can be evaluated utilizing the validated 3T3 Neutral Red Uptake ("NRU") phototoxicity test. The animal based test consists of applying different concentrations of a chemical on the shaved back of guinea pigs or mice, and exposing half of the animals to ultraviolet radiation for two or more hours. The *in vitro* NRU test has been accepted throughout Eurpoe and by the OECD as the official test guideline for phototoxicity.

Pyrogenicity refers to the inflammatory reaction and fever that can occur when certain intravenous drugs and pharmaceutical products interact with the immune system. The animal based test consists of locking rabbits in full-body restraints,injecting test substances into their blood stream, and monitoring temperature. The *in vitro* pyrogen test developed and validated in Europe as a total replacement for the primitive rabbit test, involves using human blood donated by healthy human donors. The *in vitro* test is more accurate, less costly, and the results are more quickly attainable.

SUSAN L. HALL, ESQ.
2818 Connecticut Avenue; N.W.
Washington, D.C. 20008
Tel. (202) 518-2505
Fax (202) 518-8880

RECEIVED
2004 JAN -2 AM 11:25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 29, 2003

Office of the Chief Counsel
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Lucinda C. Collins to PPG Industries, Inc.

Ladies and Gentlemen:

This letter along with five copies is filed in response to a letter dated December 10, 2003, submitted to the SEC by PPG Industries, Inc. ("PPG" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by Lucinda C. Collins. The Company seeks to omit the resolution from its proxy statement for the 2004 annual meeting, based on Rule 14a-8(i)(10), asserting that PPG has substantially implemented the proposal under consideration.

For the reasons that follow, the proponent of the resolution respectfully disagrees with the Company. The resolution at issue reads as follows:

RESOLVED that the shareholders of PPG request that the Board:

1. Issue a policy statement publicly committing to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated *in vitro* alternatives.

While PPG makes a case for having *internally* adopted a similar resolution through its Environment, Health and Safety Committee ("EHSC"), the policy is only similar and does not constitute a policy statement "publicly committing to use *in vitro* tests" for the specified endpoints described in the proposed resolution. Posting a policy on its Web site is not a sufficiently public statement.

Nor does the policy statement adopted by the EHSC make any reference to "generally committing to the *elimination* of product testing on animals in favor of validated *in vitro* alternatives." PPG's stated commitment to using alternatives to animal testing, is not the same as publicly committing to the "elimination of product testing on animals ..." PPG can be committed to using alternative methods, and still be committed to using animal-based test models (*e.g.* using animal models along with alternative methods as a back-up to verify the results from the animal tests).

It is the proponent's position that PPG has not substantially implemented the proposal, nor has it issued a policy statement publicly committing to use the *in vitro* tests outlined in the resolution. Accordingly, the Company's request that the SEC concur in its view that the resolution is excludable should be denied, and the resolution should be published in the proxy statement for the 2004 annual meeting.

Very truly yours,

Susan L. Hall

SLH/pc
cc: J. Christopher Clifton, Esq.
Ms. Lucinda C. Collins

PPG Industries

PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272-0001 USA

Telephone: (412) 434-3312
Facsimile: (412) 434-2490
Email: cclifton@ppg.com

J. Christopher Clifton
Assistant Counsel
Corporate Law Department

January 13, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal of Lucinda C. Collins

Ladies and Gentlemen:

This letter is submitted in response to a letter (a copy of which is included herewith) dated December 29, 2003 (the "Response Letter") that was filed with the Commission by Susan L. Hall, Esq. on behalf of Lucinda C. Collins (the "Proponent") concerning the Proponent's proposed shareholder resolution (the "Proposal") submitted to PPG Industries, Inc. (referred to herein as the "Company," "PPG" or "we") for inclusion in the Company's proxy materials in respect of the Company's 2004 Annual Meeting of Shareholders (the "2004 Proxy Materials"). By letter dated December 10, 2003, we notified the Commission of our intention to exclude the Proposal from the 2004 Proxy Materials in reliance upon Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended, and we requested the Commission's concurrence with our view that the Proposal is properly excludable and the Commission's assurance that enforcement action would not be recommended if we omitted the Proposal from the 2004 Proxy Materials.

For the reasons set forth below, we believe the arguments set forth by the Proponent in the Response Letter fail to support the Proponent's contention that the Company has not substantially implemented the Proposal. Accordingly, we hereby reaffirm our view that the Proposal is properly excludable pursuant to Rule 14a-8(i)(10) as having already been substantially implemented by the Company, and we respectfully reiterate our request that the Commission concur in such view and provide assurance that enforcement action will not be recommended if we omit the Proposal from the 2004 Proxy Materials.

Pursuant to Rule 14a-8(j), enclosed herewith are five additional copies of this letter. In addition, please be advised that, pursuant to Rule 14a-8(j), a copy of this letter is being mailed on the date hereof to the Proponent and the Proponent's designated representative, Ms. Hall.

As noted in our letter of December 10, 2003, the Proposal requests that the 2004 Proxy Materials include the following proposed resolution:

> "NOW, THEREFORE, BE IT RESOLVED that the shareholders of PPG request that the Board:
>
> 1. Issue a policy statement publicly committing to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated *in vitro* alternatives."

Pursuant to Rule 14a-8(i)(10), a shareholder proposal may be properly excluded from a company's proxy materials "if the company has already substantially implemented the proposal." Thus, the relevant question for determining whether the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10) is whether the Proposal has been "***substantially implemented***" by PPG. For the reasons discussed in our letter of December 10, 2003 and the reasons set forth below, we believe we have satisfied the substantial implementation test of Rule 14a-8(i)(10) for determining whether the Proposal is excludable.

In the Response Letter, however, the Proponent wholly ignores the substantial implementation standard set forth in Rule 14a-8(i)(10). The Proponent argues that "PPG's stated commitment to using alternatives to animal testing is not the same as" and "is only similar" to the policy statement requested in the Proposal and does not "make any reference to" the specific words "generally committing to the elimination of product testing on animals in favor of validated *in vitro* alternatives." [Emphasis added.] Yet Rule 14a-8(i)(10) does not require that a shareholder's proposal be implemented precisely as written in order to satisfy its requirements. The rule requires that the proposal be substantially implemented. We believe we have satisfied this standard because, among other reasons, our animal welfare policy is consistent with the language of the Proposal and explicitly states that PPG is "firmly committed to using alternatives to animal testing, including, without limitation, *in vitro* tests ...."[1]

The Proponent further argues that PPG's policy statement "does not constitute a policy statement 'publicly committing to use *in vitro* tests'" because "[p]osting a policy on its Web site is not a sufficiently public statement." This argument is not only contrary to the Commission's many rules, interpretations and policies that specifically authorize disclosure of information to the public via a website posting, but it also ignores the

---

[1] The full text of our animal welfare policy may be viewed on our Internet website at http://www.ppg.com under the Environment, Health & Safety page.

substantial implementation standard of Rule 14a-8(i)(10). The Proposal merely requested that PPG issue a policy statement publicly committing to use *in vitro* tests. Nowhere in the Proposal did the Proponent specify the manner in which such policy statement be made public. Accordingly, we believe that posting a policy statement on our website substantially implements the Proposal and is consistent with the Commission's many other rules, interpretations and policies concerning public disclosure of information via a website posting.

The Proponent also suggests that a policy "internally" adopted by PPG's Environmental, Heath and Safety Committee (the "EHS Committee") fails to satisfy the substantial implementation test. It must be noted, however, that all of PPG's policies must be approved by the appropriate PPG authority in order to become an approved PPG policy. Moreover, reiterating points made in our letter of December 10, 2003, our EHS Committee is a committee comprised of individuals appointed by our Board of Directors and is chaired by PPG's President and Chief Operating Officer, who is also a Director of the Company. The EHS Committee has been given the responsibility by our Board of Directors for dealing with issues relating to the subject matter of the Proposal. Thus, the Proponent's suggestion that our animal welfare policy fails to satisfy the substantial implementation test because it was only "internally" adopted by our EHS Committee is clearly without merit.

Lastly, in evaluating whether we have substantially implemented the Proposal, it must be recognized that the policy statement requested in the Proposal could not be implemented precisely as written. A policy committing PPG to using *in vitro* alternatives to animal testing under <u>all</u> circumstances in connection with the collection of required environmental and toxicological data could not be adopted because it is impossible to determine whether such *in vitro* alternatives are, and will continue to be, scientifically valid and predictive and acceptable to all regulatory bodies, under all circumstances, now and in the future. If the Commission takes the position that the Proposal is excludable only if PPG adopts the policy statement included in the Proposal precisely as proposed, then the Proposal would be excludable under Rule 14a-8(i)(6) because the Company would lack the power or authority to implement it. In addition, even if the Proposal were included in the 2004 Proxy Materials precisely as submitted by the Proponent, we believe the Proposal would be materially false and misleading to the extent it failed to indicate that we may not be able to fully comply with the Proposal if an *in vitro* test were found to be scientifically invalid or unacceptable to regulatory bodies.

For the foregoing reasons, we believe that no substantial difference exists between our animal welfare policy and the Proposal, and that the Proposal has been substantially implemented. We therefore reaffirm our view that the Proposal is properly excludable pursuant to Rule 14a-8(i)(10) as having already been "substantially implemented" by the Company. We respectfully reiterate our request that the Commission concur in such view and provide assurance that enforcement action will not be recommended if we omit the Proposal from the 2004 Proxy Materials. Thank you for your time and attention to this matter. We look forward to your response.

Yours very truly,

PPG INDUSTRIES, INC.

J. Christopher Clifton
Assistant Counsel

Enclosure

cc: Lucinda C. Collins
Susan L. Hall, Esq.

JCC:bjs

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 19, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: PPG Industries, Inc.
Incoming letter dated December 10, 2003

The proposal requests the board to issue a policy statement committing the company to use alternatives to product testing on animals.

There appears to be some basis for your view that PPG may exclude the proposal under rule 14a-8(i)(10). In this regard, we note PPG's representation that the company has publicly issued an animal welfare policy committing the company to use alternatives to animal testing. Accordingly, we will not recommend enforcement action to the Commission if PPG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Daniel Greenspan
Attorney-Advisor